PE 12/24/2013



13003099

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 24 2013

Washington, DC 20549

December 24, 2013

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-24-13

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Johnson & Johnson

Dear Ms. Ising:

This is in regard to your letter dated December 24, 2013 concerning the shareholder proposal submitted by The Sustainability Group of Loring, Wolcott & Coolidge for inclusion in Johnson & Johnson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Johnson & Johnson therefore withdraws its December 19, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Larisa Ruoff
The Sustainability Group
lruoff@lwcotrust.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct +1 202.955.8287
Fax +1 202.530.9631
EIsing@gibsondunn.com

December 24, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of The Sustainability Group of Loring, Wolcott & Coolidge
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 19, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, Johnson & Johnson (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by The Sustainability Group of Loring, Wolcott & Coolidge (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated December 24, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 19, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292 with any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Douglas K. Chia, Johnson & Johnson
Larisa Ruoff, The Sustainability Group

101652177.2

GIBSON DUNN

EXHIBIT A



the
SUSTAINABILITY
GROUP

Shape your world.

December 24, 2013

VIA EMAIL

Douglas K. Chia
Assistant General Counsel & Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Chia,

The Sustainability Group is hereby withdrawing our proposed shareholder proposal regarding the separation of the Chair of the Board and Chief Executive Officer.

Thank you for your attention to this matter.

Sincerely,

Larisa Ruoff

Larisa Ruoff
SHAREHOLDER ADVOCACY & CORPORATE ENGAGEMENT
The Sustainability Group

+1 617 622 2213 | lruoff@lwcotrust.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 45016-01913

December 19, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of The Sustainability Group of Loring, Wolcott & Coolidge
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Sustainability Group of Loring, Wolcott & Coolidge (the "Proponent" or the "Sustainability Group"). The Proposal asks for the Company "to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board." *See* Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of its continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Sustainability Group submitted the Proposal to the Company on November 12, 2013, and the Company received the Proposal on November 13, 2013. *See* Exhibit A. On November 25, 2013, the Company received a letter dated November 21, 2013 from the Sustainability Group, with a letter from U.S. Trust Bank of America Corporation attached (the "U.S. Trust Letter"). *See* Exhibit B. The U.S. Trust Letter stated that "Loring, Wolcott & Coolidge Trust, LLC [(the 'Trust')] is the beneficial owner of at least $2,000 in market value of Johnson & Johnson stock and held this amount continuously for at least one year prior to and including November 12, 2013." The U.S. Trust Letter did not purport to verify the *Sustainability Group's* ownership of the requisite number of Company shares for at least one year as of the date the Proposal was submitted. In addition, the Company reviewed its stock records, which did not indicate that the Sustainability Group was the record owner of any Company shares.[1] Accordingly, in a letter dated and sent on November 27, 2013, within 14 days of the date that the Company received the Proposal, the Company notified the Sustainability Group of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice").

---

[1] The Company also has confirmed that Loring, Wolcott & Coolidge Fiduciary Advisors, LLP (which, as discussed below, is a "doing business as" name for the Sustainability Group) is not a record owner of Company shares.

In the Deficiency Notice, attached hereto as Exhibit C, the Company clearly informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that the U.S. Trust Letter did not establish the Sustainability Group's ownership of Company shares because it "states that [the Trust], not The Sustainability Group, is the owner of the shares";
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the 'record' holder of the shares (usually a broker or bank) verifying that The Sustainability Group continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 12, 2013, the date the Proposal was submitted"; and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit C. The Deficiency Notice was emailed to the Sustainability Group at 1:46 PM on November 27, 2013 and delivered via overnight mail to the Sustainability Group at 1:51 PM on December 2, 2013. *See* Exhibit C.

On December 4, 2013, the Company received a response to the Deficiency Notice from the Proponent dated December 3, 2013 (the "Response"). *See* Exhibit D. In the Response, the Sustainability Group set out to "clarify [its] organizational structure and chain of custody," noting that the Sustainability Group "is a 'Doing Business As' name of Loring, Wolcott & Coolidge Fiduciary Advisors [(the 'Advisors')], an SEC Registered Investment Advisor, and the shares of Johnson & Johnson are held by [the Trust] which is an affiliated qualified custodian." The Response also included other materials, including a 17-page brochure describing the Advisors' business and structure, an individual's estate planning materials, and a Business Certificate from the City of Boston stating that the Advisors are conducting business under the name "Sustainability Group." The Company has received no further correspondence from the Sustainability Group.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. *See, e.g., Chiquita Brands International, Inc.* (avail. Jan. 9, 2013); *Qwest Communications International Inc.* (avail. Feb. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Intel Corp.* (avail. Jan. 29, 2004) (in each, the Staff concurred with the exclusion of a proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b)). In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") expresses "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It further states that "some companies' notices of defect make no mention of the . . . specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f)." The Company satisfied its obligation under Rule 14a-8 by transmitting to the Sustainability Group in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C. However, as discussed below, the Proponent did not provide in response to the Company's timely Deficiency Notice the proof of ownership that is required by Rule 14a-8(b)(2), as described in the Deficiency Notice. *See* Exhibit D.

The Staff consistently has concurred with the exclusion of shareholder proposals on the grounds that, despite the company's timely and proper deficiency notice, the proponent provided a proof of ownership letter verifying the ownership of someone having a different name from the proponent. For example, in *The Coca-Cola Co.* (avail. Feb. 4, 2008), the company received a shareholder proposal from The Great Neck Capital Appreciation LTD Partnership. However, the broker letter identified the "The Great Neck Cap App Invst Partshp., DJF Discount Broker" and "The Great Neck Cap App Invst Partshp" as the beneficial owners of the company's stock. The company noted that "[t]he [p]roposal was received from The Great Neck Capital Appreciation LTD Partnership and neither of the letters received from [the broker] identif[ies] it as a beneficial owner of the [c]ompany's [c]ommon [s]tock." The Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), noting that "the proponent appears to have failed to supply . . . documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Great Plains Energy Inc.* (avail. Feb. 4, 2013); *AT&T Inc.* (avail. Jan. 17, 2008) (in each, the Staff concurred with the exclusion of the proposal because the broker letter referred to someone other than the proponent as the owner of the company's stock).

A failure to establish that the proponent is the owner of the company's stock is not cured for purposes of Rule 14a-8(b) by establishing that the proponent is affiliated with another entity that has beneficial ownership rights in the company's stock. Rather, Staff precedent establishes that the precise entity holding itself out as the proponent must satisfy the Rule 14a-8(b) ownership requirements. For example, in *Energen Corp.* (avail. Feb. 22, 2011), the company received a shareholder proposal submitted by Calvert Asset Management Company, Inc. ("Calvert") on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund (the "Funds"). In its cover letter, Calvert stated that "[i]t is Calvert's intention that each Fund continue to own shares in the [c]ompany through the date of the 2011 annual meeting of shareholders." As investment advisor to the Funds, Calvert was authorized to vote proxies and submit shareholder proposals on behalf of the Funds. Nevertheless, the Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), concluding that Calvert and the Funds were distinct entities. Specifically, the Staff stated:

> It appears that the proponents failed to provide this statement [of intent to hold company stock]. . . . In this regard, we note that although [Calvert] may have been authorized to act and speak on behalf of [the Funds], it has provided a statement of its own intentions and not of the [Funds'] intentions.

Similar to the proof of ownership letter in *Coca-Cola*, the U.S. Trust Letter is insufficient to demonstrate the Sustainability Group's ownership of the Company's stock. In fact, it does not even purport to verify the Sustainability Group's ownership; rather, it only identifies the Trust, and not the Sustainability Group, as the beneficial owner of the Company's stock. Although the Sustainability Group and the Trust may be affiliated entities, as described in Exhibit D, the Trust's beneficial ownership of Company stock does not satisfy the Rule 14a-8(b) ownership requirements with respect to the Sustainability Group, as demonstrated by *Energen*.

Furthermore, neither the Sustainability Group nor the Trust is eligible to be a shareholder proponent because, as an investment advisor and custodian, respectively, neither entity is the actual economic owner of the Company's securities. In *The Western Union Co.* (avail. Mar. 10, 2010, *recon. denied* Mar. 19, 2010), the proponent, an asset manager, submitted a shareholder proposal, provided a proof of ownership letter stating that it held the company's securities "in its clients' accounts," and claimed to hold voting and investment power over its clients' shares. The company argued that the letter did not establish the proponent's eligibility to submit a shareholder proposal because Rule 14a-8 does not necessarily "import[]" the ownership criteria of Exchange Act Rule 13d-3. The Staff concurred that the proposal could be excluded, noting that "the proponent has no economic stake or investment in the company by virtue of the shares held in its clients' accounts." *See also Chesapeake Energy Corp.* (avail. Apr. 13, 2010) (concurring that a co-proponent's submission could be excluded where its proof of ownership letter stated that it held company securities in "a number of client accounts").

Similar to *Western Union* and *Chesapeake Energy*, neither the Sustainability Group nor the Trust is the economic owner of Company shares. Rather, the cover letter accompanying the Proposal states:

> We hold these shares in several investment management and trust accounts for our clients. On their Investment Counsel agreements, which serve as contracts between our clients and the firm, the clients designate Loring, Wolcott & Coolidge as custodian of their accounts, with "all of the customary powers and duties of a securities custodian." In addition, each client is provided a Form ADV Part III and Proxy Voting Policy, which clearly state that the firm has full voting discretion.

The Deficiency Notice explicitly raised this eligibility deficiency,[2] yet the materials provided in the Response to the Deficiency Notice only confirm the Sustainability Group's status as an investment advisor having voting and investment control over its clients' accounts and the

---

[2] The Deficiency Notice stated:

> Your cover letter to the Proposal states that The Sustainability Group is a part of [the Advisors]. However, the purported proof of ownership letter from U.S. Trust Bank of America Corporation states that [the Trust], not The Sustainability Group, is the owner of the shares. Furthermore, your cover letter states that the shares are held "in several investment management and trust accounts for our clients." The SEC's position is that a proponent of a shareholder proposal under the Rule must have an "economic stake" in the shares.

Trust's status as "the qualified custodian for most client non-retirement accounts." *See* Exhibit D at p.12-13 of the brochure provided therein. Thus, the Sustainability Group and the Trust only serve as the investment advisor and qualified custodian, respectively, for client accounts that hold shares in the Company. As in *Western Union*, the Sustainability Group and the Trust themselves have no "economic stake or investment in the [C]ompany," and accordingly, neither is eligible to be a shareholder proponent under Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
Larisa Ruoff, The Sustainability Group

101644792.4

GIBSON DUNN

EXHIBIT A



the
SUSTAINABILITY
GROUP

Shape your world.

RECEIVED
NOV 13 2013
D. Chia

November 12, 2013

VIA OVERNIGHT MAIL

Mr. Douglas K. Chia
Assistant General Counsel & Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Chia:

The Sustainability Group is a part of Loring, Wolcott & Coolidge Fiduciary Advisors, LLP and is founded on the principle that investors can have a positive impact on people and the planet, while also making a profit. The Sustainability Group is an investor in Johnson & Johnson (the Company) and currently holds over 201,000 shares in the Company.

Pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, we are filing the enclosed shareholder resolution, for inclusion in Johnson &Johnson's Proxy Statement for the 2014 annual meeting of shareholders. The Sustainability Group of Loring, Wolcott & Coolidge will act as the lead filer of this proposal.

As defined in Rule 13d-3 of the Securities Exchange Act of 1934, Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 worth of Johnson & Johnson stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting.

We hold these shares in several investment management and trust accounts for our clients. On their Investment Counsel agreements, which serve as contracts between our clients and the firm, the clients designate Loring, Wolcott & Coolidge as custodian of their accounts, with "all of the customary powers and duties of a securities custodian." In addition, each client is provided a Form ADV Part III and Proxy Voting Policy, which clearly state that the firm has full voting discretion.

In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership, from a DTC participating financial institution, is forthcoming. A representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

230 Congress Street | Boston, MA 02110
t: 617 523 6531 | *www.sustainabilitygroup.com*

LORING, WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP
LORING, WOLCOTT & COOLIDGE TRUST, LLC



It is our preference to resolve our concerns through dialogue rather than the formal resolution process, and we look forward to continuing our discussions with the company on this important issue. If we are able to come to common ground in this process, we would be happy to remove the proposal from the Company's proxy ballot. If you would like to discuss this proposal, please feel free to contact me.

Sincerely,

Larisa Ruoff
SHAREHOLDER ADVOCACY & SRI RESEARCH
The Sustainability Group

+1 617 622 2213 | lruoff@lwcotrust.com

Enclosures

Shape your world.



RESOLVED: The shareholders of Johnson & Johnson ("JNJ") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted. The policy should provide that if the Board determines that a Chair who was independent when selected is no longer independent, then the Board shall select a new Chair who satisfies the requirements of the policy within 60 days of such determination. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be their own overseer while managing the business.

CEO Alex Gorsky also serves as Chair of the Board. We believe the combination of these two roles in one person weakens a corporation's governance structure, which in turn can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

We believe shareholders are best served by an independent Chair who provides a balance of power between the CEO and Board and supports strong Board leadership, whereas a combined CEO/Chair can result in excessive management influence on the Board and weaken oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing the Board is also a time intensive responsibility. A separate Chair enables the CEO to focus exclusively on managing the company and building effective business strategies.



An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the US. Globally in 2009 less than 12 percent of incoming CEOs were also the Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. *(CEO Succession 2000-2009).*

We believe that independent board leadership would be particularly constructive at JNJ. In November 2013, JNJ agreed to pay $2.2 billion to settle charges that JNJ paid kickbacks and marketed drugs for unapproved uses, one of the largest settlements of its kind. We believe this is only the latest in a series of recalls, settlements and product liability suits demonstrating the need for increased accountability and oversight.

GIBSON DUNN

EXHIBIT B



the
SUSTAINABILITY
GROUP

Shape your world.

November 21, 2013

Douglas K. Chia
Assistant General Counsel & Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Chia:

In support of the shareholder proposal filed last week, attached please find a letter from our custodian bank confirming our holdings in Johnson & Johnson. If you require any additional information or have any questions, please let me know.

Sincerely,

Larisa Ruoff
SHAREHOLDER ADVOCACY & CORPORATE ENGAGEMENT
The Sustainability Group

+1 617 622 2213 | lruoff@lwcotrust.com

Enclosures


U.S. TRUST
Bank of America Corporation

November 18, 2013

Mr. Douglas K. Chia
Assistant General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Loring, Wolcott & Coolidge Ownership of Johnson & Johnson (Cusip 47816010,Ticker JNJ)

Dear Mr. Chia:

Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 in market value of Johnson & Johnson stock and held this amount continuously for at least one year prior to and including November 12, 2013. Loring continues to be the beneficial owner of at least $2,000 in market value of Johnson & Johnson stock as of today's date. This letter also serves to confirm that U.S. Trust Bank of America Corporation is a participant in DTC.

If you need any other information, or have any questions, please feel free to call me directly at 617-434-7588.

Sincerely,



By: ____________________
Samanda Aguilar
Vice President

GIBSON DUNN

EXHIBIT C

From: Chia, Douglas [JJCUS]
Sent: Wednesday, November 27, 2013 1:46 PM
To: 'lruoff@sustainabilitygroup.com'
Subject: Johnson & Johnson

Larisa:

See the attached letter regarding your shareholder proposal.

Enjoy the Thanksgiving holiday. I look forward to speaking with you on Monday.

Kind regards,

Doug

Douglas K. Chia
Assistant General Counsel & Corporate Secretary

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA
T: +1 732 524 3292
F: +1 732 524 2185
dchia@its.jnj.com
http://www.jnj.com



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 27, 2013

VIA FEDEX

Larisa Ruoff
Shareholder Advocacy & SRI Research
The Sustainability Group
230 Congress Street
Boston, MA 02110

VIA EMAIL

lruoff@sustainabilitygroup.com

Dear Larisa:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 13, 2013 of the shareholder proposal that you submitted on behalf of The Sustainability Group, regarding independence of the Chair of the Board of Directors, under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to the Proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that The Sustainability Group is the record owner of Company shares, and to date, we have not received sufficient proof that The Sustainability Group has satisfied the Rule's ownership requirements. The purported proof that you submitted is insufficient because it does not provide proof that The Sustainability Group is the owner of the Company shares and that The Sustainability Group has an economic stake in those shares.

Your cover letter to the Proposal states that The Sustainability Group is a part of Loring, Wolcott & Coolidge Fiduciary Advisors, LLP. However, the purported proof of ownership letter from U.S. Trust Bank of America Corporation states that

Loring, Wolcott & Coolidge Trust, LLC, not The Sustainability Group, is the owner of the shares. Furthermore, your cover letter states that the shares are held "in several investment management and trust accounts for our clients." The SEC's position is that a proponent of a shareholder proposal under the Rule must have an "economic stake" in the shares. Thus, although a securities intermediary or investment fiduciary might technically be a "beneficial owner" of shares pursuant to SEC Rule 13d-3 by virtue of having voting or investment discretion, such discretion does not make a securities intermediary or investment fiduciary eligible to submit a shareholder proposal. Thus, The Sustainability Group has not provided sufficient proof that it owns the Company shares and has an economic stake in those shares. Alternatively, if a client of The Sustainability Group is the actual proponent of the Proposal, additional information regarding that proponent must be provided as described further below.

To remedy the defect in proof of ownership, please furnish to us, within 14 days of your receipt of this letter, a new proof of ownership letter verifying that The Sustainability Group continuously held (*i.e.*, had an economic stake in) at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least the one-year period preceding, and including, November 12, 2013, the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of the shares (usually a broker or bank) verifying that The Sustainability Group continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 12, 2013, the date the Proposal was submitted; or

- if The Sustainability Group has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level and a written statement that it continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 12, 2013, the date the Proposal was submitted.

If The Sustainability Group plans to use a written statement from the "record" holder of its shares as its proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is currently available on the Internet at:

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If The Sustainability Group's broker or bank is a DTC participant, then The Sustainability Group needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 12, 2013, the date the Proposal was submitted.

- If The Sustainability Group's broker or bank is not on the DTC participant list, it will need to obtain a written statement from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for at least the one-year period preceding, and including, November 12, 2013, the date the Proposal was submitted. You should be able to find who this DTC participant is by asking the broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through The Sustainability Group's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant knows the broker or bank's holdings, but does not know The Sustainability Group's holdings, The Sustainability Group can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, November 12, 2013, the required amount of securities was continuously held - one from the broker or bank confirming The Sustainability Group's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

If the proponent of the Proposal is actually a client for which The Sustainability Group serves as an investment fiduciary, then (1) the client must be identified; (2) The Sustainability Group must provide evidence that it was authorized to submit the Proposal on the client's behalf as of the date the Proposal was submitted, November 12, 2013; and (3) the client must provide proof of its ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted, November 12, 2013, in the manner described above. In addition, under paragraph (b)(2) of the Rule, a shareholder must provide the Company with a written statement that it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Thus, if the proponent of the

Proposal is a client for which The Sustainability Group serves as investment fiduciary, the client must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. For your convenience, copies of the Rule and SEC Staff Legal Bulletin No. 14F are attached.

In the interim, you should feel free to contact either my colleague, Jean Martinez, at (732) 524-5749 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Kind regards,



Douglas K. Chia

cc: Jean Martinez, Esq.

Attachments

CODE OF FEDERAL REGULATIONS

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

Subpart A—Rules and Regulations Under the Securities Exchange Act of 1934

REGULATION 14A: SOLICITATION OF PROXIES

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

GIBSON DUNN

EXHIBIT D


the
SUSTAINABILITY
GROUP

Shape your world.

RECEIVED
DEC - 4 2013
D. Chia

December 3, 2013

VIA OVERNIGHT MAIL

Douglas K. Chia
Assistant General Counsel & Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Dear Mr. Chia,

In response to the company's letter dated November 27, 2013 the attached documents clarify our organizational structure and chain of custody.

The current structure of share custody is in accordance with and dictated by SEC rules. The Sustainability Group is a "Doing Business As" name of Loring, Wolcott & Coolidge Fiduciary Advisors, an SEC Registered Investment Advisor, and the shares of Johnson & Johnson are held by Loring, Wolcott & Coolidge Trust LLC which is an affiliated qualified custodian.

The first document is a copy of the Sustainability Group's DBA agreement filed with the City of Boston in 2012. The second is our SEC Form ADV which provides further detail regarding the relationship between Loring, Wolcott & Coolidge Fiduciary Advisors and Loring, Wolcott & Coolidge Trust LLC.

I trust the enclosed documents will satisfy your eligibility requirements to file our shareholder proposal encouraging the Company to separate the role of Chair of the Board and Chief Executive Officer. Should the Company continue to have concerns, please contact me at lruoff@lwcotrust.com or 617-622-2213.

Sincerely,

Larisa Ruoff
SHAREHOLDER ADVOCACY & CORPORATE ENGAGEMENT
The Sustainability Group

+1 617 622 2213 | lruoff@lwcotrust.com

Enclosures

Loring Wolcott & Coolidge
Fiduciary Advisors, LLP
230 Congress Street
Boston, MA 02110
lwcotrust.com

This brochure provides information about the qualifications and business practices of Loring Wolcott & Coolidge Fiduciary Advisors. The information in this brochure has not been approved or verified by the United States Securities and Exchange Commission or by any state securities authority. Additional information about Loring Wolcott & Coolidge Fiduciary Advisors is available on the SEC's website at www.adviserinfo.sec.gov. The effective date of this brochure is March 31, 2013. If you have any questions about its contents, please contact William Perkins or Jonathan Korb at 617-523-6531.

LORING WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP

BROCHURE UPDATE

Material Changes

This section of the brochure is intended to highlight any material changes that have occurred since our last annual update. Our ADV Part II was last updated on March 31, 2012.

Since the last update to our brochure, there have been no material changes to our business or regarding our partners.

LORING WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP

BROCHURE TABLE OF CONTENTS

1. Advisory Business
2. Fees and Compensation
3. Performance-Based Fees and Side-by-Side Management
4. Types of Clients
5. Methods of Analysis, Investment Strategies and Risk of Loss
6. Disciplinary Information
7. Other Financial Industry Activities and Affiliations
8. Code of Ethics, Participation or Interest in Client Transactions and Personal Trading
9. Brokerage Practices
10. Review of Accounts
11. Client Referrals and Other Compensation
12. Custody
13. Investment Discretion
14. Voting Client Securities
15. Financial Information
16. Biographical Information

1. Advisory Business

Loring Wolcott & Coolidge Fiduciary Advisors, LLP was created in 1994 to allow Loring Wolcott & Coolidge trustees to provide investment management and advisory services to retirement accounts and other accounts for which they do not serve as fiduciaries. The partners also act collectively to provide investment advice to the trustees in their capacity as fiduciaries.

The partners include the trustees of the Loring Wolcott & Coolidge Office and one former senior manager. Biographical information on the partners is provided as a supplement to this brochure. Compensation is based on the fees paid by the accounts for which each partner has management responsibilities. Each of the ten partners has made an equal capital contribution to the partnership. None of the partners is more than a 25% participant in the partnership.

Our primary focus is on the selection of high quality growth stocks; however, an attempt is made to tailor portfolios to individual situations and client needs, so other types of stocks are considered. In some instances, we will utilize mutual funds instead of individual stocks. We also utilize bonds or bond mutual funds for the production of greater income or to control the volatility of a portfolio. Cash is held to insure that there is adequate liquidity.

We utilize two sub-advisors to assist in our stock selection. These are David Wendell Associates and Nicholas M. Safford & Co. We have access to a broad range of brokerage investment reports which provide a broader perspective in our investment decision-making process. We also have two advisors, William Smith and Paul Kaplan, who assist us with fixed income investments.

All clients are permitted to impose restrictions on their account. The Sustainability Group offers a suite of customized services to socially responsible investors. This allows them to screen for the types of investments that would be suitable for their accounts. It also provides for alternative investments in Targeted Certificates of Deposit and Community Development Loan Funds.

Most of our client accounts are managed pursuant to a discretionary contract. As of 12/31/2012 we had $4,169,520,338 that was managed in this manner. $331,224,355 was managed under non-discretionary contracts. Nonetheless, we often provide ways for our clients to participate in the investment process even though they have given us discretion to manage their accounts.

2. Fees and Compensation

Loring Wolcott & Coolidge has a standard fee schedule that applies to trusts and investment accounts. The schedule is based on assets under management and the income collected from those investments. The fee on assets is graduated, 0.9% is charged on the first $2,000,000, 0.6% on the next $2,000,000 and 0.3% on the balance of the assets. In addition, a flat fee of 5% is charged on all of the interest and dividends collected.

The fee is sometimes modified based on the special circumstances that may apply to a particular account. This may be in the form of discounts, could involve excluded assets, or might involve combining accounts into a single master account. All fees are collected quarterly in arrears, based on the market value at the end of the last business day of the quarter. Most fees are deducted from the accounts by the custodian, but there are circumstances where they are paid from other accounts or billed separately.

The fee covers a variety of services which include investment management, trust administration, custody, and ancillary services. The fee does not include charges for tax services, bill payment services, estate settlement and administration, brokerage commissions and other administrative fees which are charged separately. The fee is divided between Loring Wolcott & Coolidge Fiduciary Advisors, LLP, Loring Wolcott & Coolidge Trust, LLC, and the trustees pursuant to the service agreements between these parties. The fees paid to Loring Wolcott & Coolidge Trust LLC are based on the cost of services it provides to the trustees and the partnership.

3. Performance-Based Fees and Side-by-Side Management

Our fee schedule is based on asset market values, the amount of income collected, or flat fees. We do not charge performance fees that are based on realized or unrealized gains in the value of client portfolios. Therefore, there is no side-by-side management of accounts where some are subject to performance fees and others are not.

4. Types of Clients

Most of our business focuses on the management of investments for individuals or trusts. We handle investment management and investment advisory accounts. We manage various types of retirement accounts. We provide advice to the trustees of revocable and irrevocable trusts. We also manage the investments for some foundations, endowments and other entities that require these services.

Our focus is on high net worth individuals. We generally require $1,000,000 in investable assets to establish an account relationship. However, we often have related accounts for family members that are less than this. The account minimum acts as a guideline for the acceptance of new business. There are sometimes circumstances that justify a waiver of these requirements.

5. Methods of Analysis, Investment Strategies and the Risk of Loss

We focus on high quality growth stocks with the objective of being able to buy and hold these investments over longer periods of time. Having lower turnover is a more efficient way to produce after tax returns for taxable accounts. The emphasis on growth is an attempt to mitigate the effects of inflation on both the capital and the income produced by the investments. The emphasis on quality is to protect against the inherent risks involved with equity investments.

Our focus on equities relates to the long-term returns that can be derived from this asset class, but it involves more short-term risks than more balanced approaches. While individual risk tolerances are considered in our approach, we are typically going to be more comfortable with a higher equity exposure than other managers. Our clients should understand that the higher volatility associated with equities exposes them to higher short-term risks. The clients bear the risk of losses on their investments.

We make investment decisions for client investment management and retirement accounts. We act as investment advisors for trusts and make investment decisions when we serve as trustees of those trusts. Most client accounts are managed for the benefit of individuals and are subject to income and capital gains taxes. Our clients may impose restrictions or present circumstances that result in us owning investments that are not core holdings. Tax considerations may lead us to hold investments that we would not otherwise own in their accounts.

We are assisted by independent investment advisors. David Wendell Associates and Safford Investments provide advice to us on equity investments. W.B. Smith and Company and Paul Kaplan provide advice on fixed income investments. We also receive investment research from various brokerage firms. There is a risk that our due diligence process in analyzing the recommendations from our advisors will not identify errors in their work.

Collectively, our partners have many years of experience in the investment management business. Individually, many of our partners have MBA degrees or hold CFA designations. Despite these qualifications, investment decisions require judgments that can prove to be wrong regardless of the amount of skill that is employed in making them. For this reason, we think it is important for clients to understand the risks of some of the assets that we may buy for them.

There are risks associated with investing in equities traded on national exchanges, equities traded over-the-counter and equities of foreign issuers. The value of a company's stock may fluctuate up or down as a result of the movement of the overall stock market. Stocks considered to be growth stocks may be more volatile than other stocks as they may be more sensitive to investor perceptions of their growth potential. Stocks considered to be value stocks may perform differently from the stock market as a whole and from other types of stocks. Value stocks may increase in value more quickly during periods of anticipated economic upturn and they may lose value more quickly in periods of anticipated economic downturn.

Investing in the securities of small and medium capitalization companies may involve greater volatility than investing in larger and more established companies. This is because the shares of small and medium-size companies can be subject to more abrupt or erratic price changes than the shares of larger, more established companies. The stock of some small or medium-size companies may be thinly traded or there may be few shares outstanding. This means that the shares may not be easily bought or sold without substantial changes in the share price.

There are currency risks associated with investing in companies with global operations. Changes in foreign currency exchange rates will affect the earnings of companies with foreign operations and this may affect the share price of a company's common stock. Devaluation of a currency by a country's government or banking authority also will have a significant impact on the value of any investment denominated in that currency. Currency markets in general are not as regulated as securities markets.

Foreign investments carry risks associated with investing outside the United States. These risks include changes in currency exchange rates, economic or financial instability, political or social instability, lack of timely or reliable financial information, unfamiliar or different accounting rules or standards, additional taxes or penalties, unfavorable political or legal developments, seizure or nationalization of assets by a foreign government, reliance on foreign legal remedies, lack of liquidity in foreign financial markets, and different market operations in foreign financial markets. These risks are increased when investing in emerging markets.

There are risks associated with investing in preferred securities. An investor in preferred stocks has ownership in the issuing company and receives dividend income, much like common stocks. However, the dividend income of a preferred stock is a fixed amount, similar to the interest income from a bond. Thus, preferred stocks face the risk of movements in interest rates affecting their value. If a company goes bankrupt, preferred shareholders receive repayment of their investment only after all of the company's secured creditors and bondholders have received payment. Another risk of preferred stocks is that the issuing company has the ability to stop paying the dividend in certain circumstances and how the missed dividends are treated depends on the type of preferred stock.

There are risks associated with investing in U.S. Treasury notes and bonds. Notes and bonds issued by the U.S. Treasury are backed by the full faith and credit of the U.S. government, and therefore, are considered to have a lower credit risk. However, Standard & Poor's or other rating entities could downgrade the credit rating for U.S. Treasury notes and bonds. The market for U.S. Treasury securities is the most liquid in the world. This means that there are usually investors willing to buy U.S. treasury securities and thus the yields of U.S. Treasury securities will usually be lower than the yields of other fixed-income securities with comparable maturity dates. However, they are fixed-income securities and therefore have the risks associated with investing in fixed-income securities.

The movement of interest rates up or down will affect the value of a fixed-income security. If interest rates move up, the value of a fixed-income security may go down. Similarly, if interest rates move down, the value of a fixed-income security may go up. Other risks associated with fixed-income securities include the credit risk that an issuer will not make timely payments of principal and interest. Also, an issuer may "call" or repay its high yielding bonds before their maturity dates. Fixed-income securities subject to the risk of prepayment can offer less potential for gains during a period of declining interest rates and similar or greater potential for loss during a period of rising interest rates. Limited trading opportunities for some fixed-income securities may make it more difficult to sell or buy a security at a favorable price or time.

There are risks associated with investing in municipal debt. In addition to the risks of investing in fixed-income securities described above, investing in municipal debt has other associated risks. There is the risk that changes in the tax code could affect the value of taxable or tax-exempt interest income. In periods of economic difficulty, there is the risk that the issuer of a municipal bond may not be able to make interest or principal payments and thus default on the debt.

There are risks associated with investing in government-sponsored enterprises, such as Federal Home Loan Bank and Fannie Mae Securities, and corporate debt. Securities issued by government-sponsored enterprises may not be backed by the full faith and credit of the United States. Corporate securities are subject to credit risk. If the issuer is not able to make interest or principal payments, there is a possibility that they may default on these obligations when they are due. Since the issuers often need to issue new bonds as existing bonds come due, the liquidity of the bond market is an important factor in determining the risk of these investments.

There are risks associated with investing in mutual funds and Exchange-Traded Funds ("ETFs"). The risk of owning an ETF or mutual fund generally reflects the risk of owning the underlying securities held in the ETF or mutual fund. Thus, ETFs or mutual funds holding primarily foreign or emerging market securities will have the risks associated with those types of securities. Similarly, ETFs or mutual funds holding primarily commodities or a specific type of security will have risks associated with those assets. Finally, mutual funds and ETFs face fund management risk. If the managers of the funds do a poor job in managing the funds, it could adversely affect the value of the fund.

There are risks associated with investing in Exchange-Traded Notes (ETNs). ETNs are senior unsecured, unsubordinated debt securities issued by an underwriting bank. They have a maturity date and are backed only by the credit of the underwriting bank. ETNs are linked to the performance of a particular market benchmark or strategy and, upon maturity, the underwriting bank promises to pay the amount reflected in the benchmark index minus fees. ETNs are only linked to the performance of a benchmark; they do not actually own the benchmark index. ETNs also face the risk that the credit rating of the underwriting bank may be reduced or the underwriting bank may go bankrupt, thus reducing the value of the ETN.

There are risks associated with investing in Certificates of Deposit. A Certificate of Deposit ("CD") is a Federal Deposit Insurance Corporation- ("FDIC") or National Credit Union Association- ("NCUA") insured time deposit, a promissory note issued by a bank or insured credit union. Because the CD is for a fixed period of time, there is the risk of inflation eroding the returns from the CD, particularly over long periods of time. Another risk associated with CDs is the risk of penalties of early withdrawal if the CD is cashed in before maturity. Also, CDs carry the risk of federal deposit insurance limitations being exceeded by an investor if the investor has CDs and other deposits at an issuing bank or credit union.

There are risks associated with investments in Community Development Loan Funds. These are not insured deposits. They can either be general obligations of the issuing organization or backed by a specific pool of loans that are made by the organization. These organizations often receive charitable support to offset some of their operating expenses, but the deposits are subject to the risk of default if the organization experiences substantial losses on their lending programs.

There are risks associated with investing in warrants. Warrants are issued by companies and give the holder the right, but not the obligation, to purchase an underlying asset at a specified price, quantity and time. If the price of the underlying asset doesn't exceed the price specified in the warrant, it may be worth less when it expires. Warrants do not pay dividends and have no rights in the event of liquidation and no voting rights. The risks associated with investing in warrants also include the fact that warrants have a limited life due to their dates of expiration.

There are risks associated with investing in commercial paper. Commercial paper is a money market instrument generally issued by large banks and corporations to finance working capital and other short-term needs. The risks of investing in commercial paper include the risk of default by the issuer, risks associated with changes in interest rates, the risks that an issuer may be unable to issue new commercial paper to replace existing commercial paper, and risks associated with changes in investor sentiment concerning the issuer's liquidity and/or the overall state of liquidity in the financial markets.

There are risks associated with investing in commodities. If the commodity is purchased in physical form, such as gold bars and coins, there are risks associated with transporting and storing it securely over time. There are also risks that the transaction costs of buying or selling the physical commodity may be high as well as liquidity risks. If the commodity is purchased in non-physical form, such as unallocated gold accounts, ETFs or other unit and investment trusts, there are risks associated with the movement in gold prices and the ability of the fund or trust manager to respond or deal with those price movements. There also may be initial charges as well as annual management fees associated with the fund or trust.

There are risks associated with Private Placements and Initial Public Offerings. Because of the concerns about liquidity and volatility, they are not suitable for most clients. Private Placements and Initial Public Offerings are not generally recommended by the Advisor. A partner may offer a private placement to a client if it is deemed to be a suitable investment and it is offered to all similar clients for whom that partner serves as the account manager. Clients may request participation in an IPO. Any offering that is over-subscribed will be allocated on a pro-rata basis. Partners and employees are not permitted to participate in an IPO that is offered by a broker based on the trading relationships of our clients.

6. Disciplinary Information

Loring Wolcott & Coolidge Fiduciary Advisors has not been subject to any disciplinary actions. Neither have any of its partners, affiliates, or their employees. This includes any criminal cases involving fraud, civil actions related to investments, administrative proceedings before the SEC or other regulatory agencies and any self regulatory organizations.

7. Other Financial Industry Activities and Affiliations

The partners of Loring Wolcott & Coolidge Fiduciary Advisors, LLP may serve as officers, directors, and/or employees of Loring Wolcott & Coolidge Trust, LLC. This entity provides custodial services and office support as a qualified custodian to the partners and the trustees of the Loring Wolcott & Coolidge Office. The trust company, a New Hampshire-chartered non-depository trust company, is a wholly owned subsidiary of Loring Wolcott & Coolidge Office, Inc.

Amy Domini, who is one of the partners, is the founder and CEO of Domini Social Investments. Some of the other partners have ownership interests in this company. The Sustainability Group invests in various mutual funds that are managed by Domini Investments. Loring Wolcott & Coolidge Fiduciary Advisors, LLP excludes these funds from our management fees. The only fees paid on Domini-managed mutual fund investments are the customary fees that are charged by Domini Social Investments.

8. Code of Ethics, Participation or Interest in Client Transactions and Personal Trading

A copy of our Code of Ethics is available to clients or prospective clients upon request. It requires us to act in a professional manner on behalf of our clients with competence, skill, independence and objectivity. We are required to communicate with our clients in a timely and accurate manner and uphold all state and federal laws. We owe a duty of loyalty to our clients and place their interests before our own.

The investment managers, trustees and employees may purchase the same securities that are recommended to clients. Clients are given priority in these transactions. Our trading rules involve restricted periods to allow client accounts involved in the monthly review process to execute trades before trading is allowed for parties related to the advisor.

During open periods at the end of each month, related parties may trade at the same time as clients. They may also trade with clients during each month in stocks that are unrestricted because the advisor is not generally recommending that any action be taken with respect to those stocks. This trading is subject to restrictions on the size of permitted trades when a client has also traded the stock.

We seek to preserve confidential information. We use reasonable care and prudence in managing their investments. .We have rules that prohibit insider trading and require preclearance of trading by persons with access to information about our investment process. We have employees who are dedicated to insuring compliance with our regulatory requirements.

We provide disclosures that are timely and include all material facts. We present investment performance that is fair and accurate, both for individual accounts and composite portfolios. Investment performance, proxy voting and SSAE 16 and SEC 206 reports are available upon request by our clients.

9. Brokerage Practices

We select brokers based on a variety of factors that relate to the services we provide for our clients. In no instances is brokerage used to solicit client referrals. Execution is an important factor especially in foreign trades which are often difficult to execute in foreign markets. Sample testing is performed on client trades to assure that the brokers are providing effective execution.

To be fair to all of our clients we attempt to get reasonable pricing for trades that is consistent from all of our brokers. The pricing reflects the fact that the brokers provide services to us that go beyond simply executing trades for us. These services are analyzed at least annually to determine if they comply with the SEC Section 28 (e) soft dollar brokerage rules.

These rules limit the services that brokers provide to us to items related to research and trading. Examples of this would include proprietary research that is prepared by the broker or the independent research that is provided to us by our sub-advisors, services like Bloomberg or Thompson One that provide financial data, or products that provide information necessary to track price movements and effectively trade securities. Where products involve a mixed use, an effort is made to allocate the cost according to the percentage that relates to research and trading.

In most cases mutual funds that are recommended by the advisor do not pay 12b-1 fees. In instances where funds are held by clients that do pay 12b-1 fees, these fees are credited to Loring, Wolcott & Coolidge Trust, LLC as a reimbursement for administrative expenses. Where available, we make use of share classes with no fees or lower fees.

Clients are allowed to opt out of our general trading policy to designate their own broker. Directing brokerage can cost clients more money in commissions and we can not assure that they will get the best execution for their trades. We sometimes block trades together to be worked by the brokers as part of a single order. Directed trades can not be combined in this manner.

10. Review of Accounts

Our investment process begins with monthly meetings with our two equity research sub-advisors. These meetings include overviews of general market conditions and detailed discussions of individual stock recommendations. They also provide a review of current holdings. The meetings allow us to interact with the advisors, to exchange ideas and prepare for the monthly investment reviews.

Each of the partners has specific account responsibilities as an advisor and as trustee; however, the partners act collectively in the monthly investment review to provide input on the management of each portfolio. Managed accounts get reviewed in the investment review at least three times each year. The individual account managers are responsible for investment decisions made outside of the investment review. The investment review acts as a peer review and a time when specific actions are taken regarding the investments in the account.

Actions may be taken on accounts between reviews based on new ideas that come from the monthly investment meetings. They may also be the result of changing market conditions or because of circumstances related to our clients. The partners are assisted in their duties by other members of the investment operations group. This is particularly important in analyzing securities that are not covered by our sub-advisors. General brokerage research is useful in assisting us in this process.

Investment account and revocable trust clients are provided with asset statements and transaction reports at least quarterly. Performance information is provided as requested by the clients. The managing trustee is provided with quarterly reports on fiduciary accounts. Other reporting requirements are determined by the terms of each trust.

11. Client Referrals and Other Compensation

Most of our client referrals come from other clients. We are pleased that clients do this and we try to reward them with exceptional service, but we provide no financial incentives for doing this. We also offer no reward programs for referrals from external sources. We do, however, have an employee rewards program for referrals that come from members of our own staff. There is also an incentive compensation structure to reward our partners for new business.

12. Custody

We use Loring Wolcott & Coolidge Trust, LLC as the qualified custodian for most client non-retirement accounts. This is a related party that is owned and managed by the partners. We have chosen this solution to provide fully integrated investment, trust and tax services to our clients. We are aware of the risks involved in having this amount of control. Extensive safeguards and controls are built into our risk management procedures. There is also comprehensive compliance, audit and regulatory oversight of our operations.

While the trust company is responsible for the sub-accounting to our clients, the liquid stock, bond and cash holdings are held by third party sub-custodians. These positions are regularly reconciled and audited by internal and external auditors. The trust company uses Bank of America as its primary sub-custodian. To facilitate client transactions, up to $1,000 may remain uninvested under the advisor's cash management policies. Bank of America's fees for banking services are impacted by the amount of float on uninvested cash balances.

The custody of retirement accounts is held by Fidelity Investments. Clients who do not wish to take advantage of our integrated services are free to choose this arrangement for their non-retirement accounts. The custodians are responsible for sending statements at least quarterly to our clients. These provide timely information about the holdings and the transactions in client accounts. Clients should review these statements carefully.

13. **Investment Discretion**

We are generally given investment discretion in the management of client accounts. Clients are, however, free to choose to have their accounts managed on a non-discretionary basis. Even though we have discretion, many clients ask to participate in varying degrees in the investment decision-making process. We take a flexible approach to responding to these requests. In some cases, we consult with clients; others request reports, and some wish to discuss matters on a case by case basis. However, by giving us discretion, a client is allowing us to take action without consultation if we think the circumstances merit this action.

14. **Voting Client Securities**

We have retained proxy voting responsibilities for client non-retirement accounts. Clients with a large holding in a particular stock may request a separate ballot to vote their own shares. We vote client shares in a progressive manner that focuses on responsible corporate governance and reflects our clients' interests as long-term shareholders. We have developed extensive proxy voting guidelines and use Glass Lewis as an agent to vote the shares in accordance with our guidelines and keep records of our votes. A copy of the guidelines or information about proxy votes for clients is available upon request.

15. **Financial Information**

The advisor charges all fees in arrears and does not hold any prepaid fees from clients. The advisor has not been subject to a bankruptcy petition and has no outstanding legal judgments or adverse financial conditions that would be material to any of its clients.

16. **Biographical Information**

We have attached as a supplement to this brochure, biographical information on the partners who provide investment advice to our clients on behalf of Loring Wolcott & Coolidge Fiduciary Advisors, LLP.

Loring Wolcott & Coolidge
Fiduciary Advisors, LLP
Brochure Supplement

Partners' Biographical Information

Lawrence Coolidge
DOB 3/2/36

Mr. Coolidge joined the Loring, Wolcott & Coolidge Office in 1962. He is a graduate of the Harvard Business School and Harvard College. He is a member of the Boston Security Analysts Society and the Boston Economic Club. Laury is an Honorary Trustee of the Boston Athenaeum, and the Peabody Essex Museum.

Peter B. Loring, CFA
DOB 7/12/45

Prior to joining the office in 1973, Mr. Loring had six years of experience managing investment portfolios for a securities brokerage firm. He is a graduate of the Darden School of Business Administration at the University of Virginia and Boston University. He is a member of the Boston Security Analysts Society, and a member of the Boston Economics Club. Peter serves as a board member for the Bostonian Society (Boston's historical society), the Coal Energy Investments & Management, LLC, and the Essex County Greenbelt Association.

Frederick D. Ballou
DOB 10/6/39

Mr. Ballou became associated with the firm in 1978, after previously serving as a Trust Officer at the State Street Bank. He is a graduate of Brown University and a member of The Boston Economics Club. Fred is a Trustee of the Massachusetts Historical Society and serves on the boards of various charities including the John Carter Brown Library, the Paul Revere Memorial Society, the Gaston Lachaise Foundation, and the New England Quarterly.

Gilbert M. Roddy, Jr., CFA
DOB 7/8/56

Before Mr. Roddy joined the firm in 1985, he served as a Senior Financial Analyst for Amoco Corporation where he was involved in mergers and acquisitions. Gibbs holds an M.B.A. with high distinction from the Amos Tuck School of Business Administration, graduated Magna Cum Laude from Bowdoin College with a degree in economics and graduated from the National Graduate Trust School with high honors. He is a Certified Trust and Financial Advisor and holds the Chartered Financial Analyst designation. Gibbs serves on the board of the Hollingsworth & Vose Company, is the Treasurer of the Boston Athenaeum, is a governor of the Concord Museum, and serves on the Advisory Board of the Concord Art Association.

Amy L. Domini, CFA
DOB 1/25/50

Ms. Domini works with individuals to integrate social or ethical criteria into their investments. Amy is also CEO and Founder of Domini Social Investments, LLC, a no-load mutual fund family for socially responsible investors. She holds a B.A in International Economics from Boston University. In 2006, Ms. Domini was awarded an honorary Doctor of Business Administration from Northeastern University College of Law. In 2005, Time magazine named her to the Time 100 list of the world's most influential people. Ms. Domini has authored or co-authored several books. Her most recent, Socially Responsible Investing: Making a Difference and Making Money, was published by Dearborn Trade in early 2001. Other books are: Ethical Investing (Addison-Wesley, 1984); Challenges of Wealth (Dow Jones Irwin, 1988); The Social Investment Almanac (Henry Holt & Co., 1992), and Investing for Good (Harper Collins, 1993). Ms. Domini is a past trustee of the Church Pension Board at the Episcopal Church (U.S.A.) and also a past Board member of the Governing Board of the Interfaith Center on Corporate Responsibility and the National Community Capital Association.

William B. Perkins, CFA
DOB 4/26/55

Mr. Perkins is the Compliance Partner for Loring, Wolcott & Coolidge Fiduciary Advisors, LLP. Prior to joining the firm in 1987, Bill was a practicing attorney and had served as a judicial law clerk. He is a graduate of Harvard College, Lewis & Clark Law School and the National Graduate Trust School. He is a member of the Boston Bar Association and Boston Security Analysts Society.

Hugh L. Warren, CFA
DOB 4/24/51

Mr. Warren became associated with the office in 1993, after nine years of acting as a trustee and financial advisor to individuals and families. He is a graduate of Harvard College, the Harvard Business School, and the National Trust School. He is a member of the Boston Security Analysts Society and the Association for Investment Management and Research (AIMR). Hugh's prior business experience, including strategic planning at Temple, Barker & Sloane and marketing roles at Digital Equipment and IBM, enable him to evaluate investment opportunities from a fundamental business perspective. Hugh serves as the Treasurer of the American Friends for the Preservation of Czech Culture and as a Director of Verdasys, a data service software company located in Waltham, Massachusetts.

Charles-Frederick David Boit, CFA
DOB 4/3/67

Mr. Boit serves as the President of the Loring Wolcott & Coolidge Office. He joined the office as a trustee in 2001. He is a graduate of Harvard College and holds an MBA from the Wharton School of Finance. Additionally, David holds a masters degree in International Studies from the University of Pennsylvania. Previously, Mr. Boit worked for Sextant Group Inc., a New York firm focused on venture capital and private equity investment opportunities. David also spent four years advising large corporations on mergers, acquisitions and corporate transactions for James D. Wolfensohn Inc. and its Moscow-based affiliate The Russian-American Investment Bank. He is a member of the Boston Security Analysts Society. David currently serves as a trustee of Community Charter School of Cambridge.

Thomas R. Appleton, CFA
DOB 6/19/74

Mr. Appleton serves as the Treasurer of the Loring Wolcott & Coolidge Office. He joined the Loring, Wolcott & Coolidge Office in 2006. Previously, he served as a Trust Officer at State Street Bank and United States Trust Company. He graduated from Trinity College with a degree in Economics and Asian Studies. He is a Certified Trust and Financial Advisor. In addition, he is a graduate of the National Graduate Trust School. Thomas is a member of the Boston Security Analysts Society, the CFA Institute and the Boston Estate Planning Council.

Wendy S. Holding, CFA
DOB 7/31/73

Ms. Holding joined the firm in 2005 to work principally with its socially responsible investing clients. Prior to this, she spent six years at Wellington Management, focusing on high yield bonds. Wendy's career began in Bozeman, Montana, where she worked at Wild Forever, a grizzly bear conservation group. After witnessing the roles economics play in driving conservation policy, she decided to pursue a career in finance as a means of achieving social change. Wendy graduated cum laude from Princeton University and is a graduate of the National Trust School. She is a member of the Boston Security Analysts Society, the Social Venture Network, and currently serves on the Board of Directors for the Jesse Smith Noyes Foundation.

Robert L. Driscoll, Jr.
DOB 2/17/57

Mr. Driscoll holds a Bachelors Degree in Economics from The University of Massachusetts at Amherst and a Masters Degree in Taxation from Bentley University. Bob was a co-founder and principal of The Colony Group, a Boston based asset management and financial planning firm. As Director of Financial Planning, he counseled high net worth clients in portfolio management, tax and estate planning. He also is a former member of the Winthrop Board of Selectman and a former board member of the East Boston Neighborhood Health Center, where he also held the positions of Treasurer and Chairman of the Finance Committee.



ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW ROPESGRAY.COM

July 25, 2013

Jennifer S. Ewing
T +1 617 951 7552
F +1 617 235 9721
jennifer.ewing@ropesgray.com

Eliza Lee Schierloh
P.O. Box 3010
Kingshill, St. Croix
Virgin Islands 00851

Dear Eliza:

Enclosed for your review are draft estate planning documents, including a will, an amendment in the entirety to your 1974 revocable trust, a new appointive property trust, two Massachusetts powers of attorney, a letter regarding the power of attorney running to Thomas and a health care proxy. I am also enclosing a summary that describes the provisions of each document.

As described in more detail in the enclosed summary, your tangible personal property (furniture, jewelry and the like) will pass in equal shares to those of your children who survive you by 30 days. Any other property held in your individual name (i.e., property other than (1) life insurance and retirement plans, which are governed by separate beneficiary designations, (2) jointly owned property, which passes automatically to the surviving joint owner by operation of law and (3) property held in the 2000 and 2012 trusts established by your mother for your benefit, which will be added to The Eliza Lee Schierloh Appointive Property Trust as described below) will be added to The Eliza Lee Schierloh Trust. This trust provides that after the payment of expenses and taxes, the property will be distributed outright in equal shares to your children, subject to being held in a Short-Term Trust for a child who is under age 25. If any child predeceases you and has children then living, such child's share will be distributed in equal shares to his or her own children, subject to being held in a Short-Term Trust for a grandchild who is under age 25. Peter Loring and Hugh Warren are the current trustees of the trust. Thomas Appleton will become an additional trustee upon his written acceptance of the office. In addition, if a Short-Term Trust is established for a beneficiary under age 25, your brother Henry will become an additional trustee of such trust. In the case of any other vacancy in the office of trustee, successor trustees may be appointed by you, then by the resigning trustee, then by the remaining trustees, then by the beneficiaries. You may remove trustees during your lifetime, and after your death or incapacity, your brother Henry and then your brother Thomas may remove trustees.

You exercise your powers of appointment over the 2000 and 2012 trusts that your mother established for your benefit. Any property remaining in these trusts will pass to The Eliza Lee Schierloh Appointive Property Trust. The Appointive Property Trust provides that the property will be divided into equal shares for your children (or the descendants of a deceased child), and the share for each child will be held in a separate Appointive Property Lifetime Trust for his or her benefit. The disinterested trustee (i.e., the trustee who is not a beneficiary) may distribute income and principal to the child for any purpose. Upon the child's death, the remaining property will be disposed of as the child appoints in his or her will in favor of your mother's descendants and their spouses. (As noted in the summary, this power of appointment provision may be modified if you wish.) If the child does not exercise this power of appointment, the remaining trust principal will be divided into equal shares for the child's own children, and each share will be held in a similar Appointive Property Lifetime Trust. The trustee provisions mirror those in The Eliza Lee Schierloh Trust, except that you are the initial trustee of the Appointive Property Trust. When you cease to serve as trustee, each of your brother Henry and Thomas Appleton will serve as successor trustees. (Peter Loring and Hugh Warren are not named in the document.) Since the trusts for your children will last for their lifetime, let us know if you would like to give your children or other family members the power to remove trustees if Henry and Thomas are not living or are incapacitated.

Finally, you mentioned in our meeting that you were in the process of making gifts to your children of your Saint Croix real estate. As we discussed, in order to make such a gift, you will need to obtain an appraisal of the property and report any gift in excess of $14,000 on a federal gift tax return. Loring Wolcott & Coolidge Office or we can assist you with preparing the return.

Please give me a call once you have had a chance to review this letter and the enclosed materials. We can answer any questions you may have and will then send the draft will to George Logan to review it for Saint Croix formalities. We look forward to hearing from you.

Sincerely,



Jennifer S. Ewing

Enclosures

cc: Robert N. Shapiro
Thomas Appleton

ELIZA LEE SCHIERLOH
2013 SUMMARY OF ESTATE PLAN

1. WILL OF ELIZA LEE SCHIERLOH

Your will governs the disposition of property that is held in your name individually. The will does not dispose of jointly owned property, which will pass automatically to the surviving joint owner, nor does it dispose of life insurance proceeds or retirement assets, which are governed by separate beneficiary designations. Your will provides as follows:

- Your ***tangible personal property*** (furniture, jewelry, cars, and the like) will pass in equal shares to your children who survive you by 30 days.
- You exercise your ***powers of appointment*** over each of The Joan Metcalf Lee Family Trust for Eliza Lee Schierloh (the trust your mother established in 2000 and referred to in this summary as the "2000 Trust") and The Joan Metcalf Lee 2012 Irrevocable Family Trust for Eliza Lee Schierloh (the trust your mother established in 2012 and referred to in this summary as the "2012 Trust") and direct that any property remaining in such trusts at your death be distributed to the trustees of The Eliza Lee Schierloh Appointive Property Trust, described below.
- The ***rest of your assets*** will be added to The Eliza Lee Schierloh Trust, as amended (described below).
- You name your brother Henry as your ***personal representative.*** If he is unable to serve, you name your brother Thomas to serve in his place.

2. THE ELIZA LEE SCHIERLOH TRUST, AS AMENDED BY A 2013 AMENDMENT AND RESTATEMENT IN THE ENTIRETY

Your revocable trust disposes of property held in the trust during your lifetime or added to the trust at your death. We understand from Thomas Appleton that the trust is currently funded and holds approximately $750,000. Note that this trust will not receive any property currently held in the 2000 Trust and the 2012 Trust; such property will pass to The Eliza Lee Schierloh Appointive Property Trust, described below. The key provisions of your revocable trust are as follows:

During your lifetime, you may amend or revoke the trust at any time, and you have complete control over the trust property.

At your death, and after the payment of estate taxes (if any) and expenses, the trust property, including any property added to it pursuant to the terms of your will (i.e., the property held in your individual name upon your death), will be divided into equal shares for your children. The share for a child who is over age 25 will be distributed outright to him or her. The share for a child who is under age 25 will be held in a Short-Term Trust for him or her (described below), instead of being distributed outright. If a child predeceases you but has children then living, the share for the deceased child will be distributed in equal shares to his or her own children, subject to being held in a Short-Term Trust for a grandchild under age 25.

Each ***Short-Term Trust*** for a child or grandchild who is under age 25 will be administered as follows:

- Until the beneficiary reaches age 25, the disinterested trustee has discretion to distribute income and principal to the beneficiary for any purpose.
- When the beneficiary reaches age 25, the child may withdraw all of the trust property.
- If the beneficiary dies before reaching age 25, the trust principal will be disposed of as the beneficiary appoints in his or her will in favor of anyone other than his or her estate or creditors of his or her estate. (This power of appointment may be expanded to include the beneficiary's estate if advantageous for tax purposes.) If the beneficiary does not exercise this power of appointment, the trust property will be distributed in equal shares to the beneficiary's own children, or if none, to his or her siblings, subject to being held in a Short-Term Trust for a beneficiary under age 25.
- If the beneficiary dies after reaching age 25, the trust principal will be distributed as the beneficiary appoints, or if not, to the beneficiary's estate.

The ***gift-over provision*** in Section II of Article THIRD provides for the disposition of the trust property in the unlikely event that after you have died you have no living descendants. In this case, the trust property will be distributed in equal shares to your siblings (with a deceased sibling's share passing in equal shares to his or her children).

Peter Loring and Hugh Warren are the current trustees of your revocable trust. The ***trustee provisions*** include the following:

- ***Successor trustees:*** In the case of any vacancy in the office of trustee, successor trustees may be appointed by you during your lifetime. You may name successors in a separate prospective appointment document that may be revoked or amended by you from time to time. In the case of any other vacancy in the office of trustee, successor trustees may be appointed by the resigning trustees, then by the remaining trustees, and then by the persons to whom the trustees would render accounts (i.e., the trust beneficiary or his or her parent or guardian if he or she is a minor or incapacitated).
- ***Additional Trustees.*** You may appoint additional trustees at any time, and after your death the then trustees may appoint additional trustees. Thomas Appleton will become an additional trustee of the Trust upon his written acceptance of the office. If a Short-Term Trust is established for a beneficiary under age 25, your brother Henry will become an additional trustee of such trust.
- ***Requirement of a disinterested trustee:*** After your death, at least one trustee must be a disinterested trustee (*i.e.*, a trustee who is not a remote beneficiary). The disinterested

trustee will be responsible for making discretionary distributions from the trusts. Each of Peter Loring, Hugh Warren, Thomas Appleton and your brother Henry qualifies as a disinterested trustee.

- *Removal and resignation:* You may remove any trustee of the trust during your lifetime. After your death or incapacity, your brother Henry and then your brother Thomas may remove any trustee. Trustees may resign at any time, and any trustee will be deemed to have resigned if he or she becomes incapacitated.

3. THE ELIZA LEE SCHIERLOH APPOINTIVE PROPERTY TRUST

This trust is intended to dispose of the property remaining upon your death in the 2000 Trust and the 2012 Trust as a result of your exercise of the powers of appointment over such trusts. It is not intended to hold any property during your lifetime. The trust is revocable by you and may be changed at any time during your lifetime.

Upon your death, the property remaining in both the 2000 Trust and the 2012 Trust will be combined and divided into equal shares for your children. If any child predeceases you and has children then living, the share for such deceased child will be divided into equal shares for his or her children. Each share for a child or more remote descendant will be held in a separate *Appointive Property Lifetime Trust* on the following terms:

- The disinterested trustee may distribute net income and principal to the beneficiary and the beneficiary's descendants for any purpose.

- Upon the beneficiary's death, the remaining trust property will be disposed of as the beneficiary appoints in his or her will in favor of the descendants of your mother (other than the beneficiary) and spouses of such descendants. *Let us know if you would like to change the persons to whom the beneficiary may appoint the property. The class of persons may be expanded (to include, for example, anyone other than the beneficiary's estate) or restricted (to include, for example, only the descendants of your mother.)* If the beneficiary does not exercise this power of appointment, the remaining trust property will be divided into equal shares for the beneficiary's children, or if none, for the beneficiary's siblings, and each share will be held in a similar Appointive Property Lifetime Trust.

- This cycle of lifetime trusts, absent the exercise of a power of appointment by a beneficiary or the distribution of all the property to the beneficiaries, will continue for the longest period permissible under Massachusetts law (20 years after the death of your mother, your father and the descendants of your mother living on September 15, 2000).

The *gift-over provision* in Section II of Article THIRD provides for the disposition of the trust property in the unlikely event that after you have died you have no living descendants. In this case, the trust property will be distributed in equal shares to your siblings (with a deceased sibling's share passing in equal shares to his or her children).

You are the initial trustee of the Appointive Property Trust. The *trustee provisions* include the following:

- *Successor trustees.* When you cease to serve as trustee, each of your brother Henry and Thomas Appleton will become successor trustees. In the case of any other vacancy in the office of trustee, successor trustees may be appointed by you during your lifetime. You may name successors in a separate prospective appointment document that may be revoked or amended by you from time to time. After your death or incapacity (and if there is no valid prospective appointment), successor trustees may be appointed by the resigning trustees, then by the remaining trustees, and then by the particular trust beneficiary who is at least age 25 (or his or her legal guardian or a majority of his or her children who have reached age 25, if he or she is a minor or incapacitated). *Let us know if you would like to change any of these provisions.*
- *Additional trustees.* You may appoint additional trustees at any time, and after your death the then trustees may appoint additional trustees.
- *Requirement of a disinterested trustee.* After your death, at least one trustee must be a disinterested trustee. Each of your brother Henry and Thomas Appleton qualifies as a disinterested trustee.
- *Removal and resignation.* You may remove any trustee of the trust during your lifetime. After your death or incapacity, your brother Henry and then your brother Thomas may remove any trustee. *Please let us know if you would like your children and more remote descendants or other family members to be able to remove trustees if Henry and Thomas are not living or are incapacitated.* Trustees may resign at any time, and any trustee will be deemed to have resigned if he or she becomes incapacitated.

4. DURABLE POWERS OF ATTORNEY

In your durable power of attorney, you appoint your brother Henry as your agent to act on your behalf in business and financial matters. By a separate durable power of attorney, you appoint your brother Thomas as an additional agent. By a separate letter, you request that Ropes & Gray retain the power of attorney running to Thomas in our vault until such time that Henry is unable to act as your agent. The powers are revocable, and they are automatically revoked at your death. The powers are "durable," meaning that they remain valid if you become incapacitated (which is when they are needed most and may avoid guardianship proceedings). If guardianship or conservatorship proceedings are necessary, you appoint Henry as your guardian and conservator, with Thomas as the alternate.

5. HEALTH CARE PROXY

In this document you appoint an agent to make medical decisions for you if and only if you are incapable of making those decisions for yourself. Your agent has broad authority to make all medical decisions, including implementing your wishes concerning the withdrawal of life support if you are terminally ill or permanently unconscious. You name your brother Henry as your primary health care agent and your brother Thomas as your alternate health care agent.



City of Boston

Office of the City Clerk

Form: 1001C

CITY RECEIVED CLERKS OFFICE
2012 APR 20 P 1:45
BOSTON, MA.

12001696

BUSINESS CERTIFICATE - Filing Fee: $50.00

☒ New Filing ☐ Renewal

This Certificate Expires on: APR 20 2016

Under the provisions of Chapter 110, Section 5, of the Massachusetts General Laws, as amended, the undersigned hereby declares that a business under the title of:

Sustainability Group is being conducted at:

(Please Print Clearly)

230 Congress Street Boston MA 02110

(P. O. Box not permitted) (City) (State) (Zip Code)

By the following individual (s) or Corporation *Print Full Name (s)*	Corporation or Residential Address *(P.O. Box not permitted)*
Loring Wolcott & Coolidge	230 Congress Street
Fiduciary Advisors, LLP	Boston, MA 02110

Signatures: [signature] William Perkins

Individuals MUST have their *signatures notarized* on the back of this form prior to filing in the Office of the City Clerk.

Local Telephone Number: 617-523-6531 Type of Business: Investment Advisor

Website and/or Email Address: www.lwcotrust.com; www.sustainabilitygroup.com; ~~info@sustainability~~
info@sustainabilitygroup.com

IMPORTANT NOTICE

This Certificate expires four (4) years from the date of issue. If you cease conducting business before that time, the law requires that you withdraw this Certificate with the Office of the City Clerk.

City of Boston Certification

A true copy of the original document filed on the above date in the Office of the City Clerk.

APR 20 2012 at 1:45

Attest: [signature]

City Clerk



The Commonwealth of Massachusetts – SUFFOLK COUNTY

On this 13th day of April, 2012, before me, the undersigned Notary Public, personally appeared William Perkins (name of document signer), proved to me through satisfactory evidence of identification, which was/were personal knowledge, to be the person who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of this document are truthful and accurate to the best of his/her knowledge and belief.


COLLEEN T. BERLO
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 19, 2018

Notary Seal/Stamp

Signature: [signature] ☒Notary Public

My Commission expires: 1/19/18

Non-Residents ONLY doing Business in Massachusetts

Certificate and Statement

Filing Fee: $25.00 (in addition to regular fee)

Pursuant to M.G.L. Chapter 227, Section 5A, I/We hereby appoint the City Clerk of the City of Boston, and its successors in office, as my/our true and lawful agent upon whom all lawful process may be served in any action arising out of the business described in the front hereof.

Signature(s): ______________________

____